CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated December 28, 2006 (except for Note 14, as to which the date is May 30, 2007 and June 8, 2007 for the last paragraph) on the balance sheet of Southern Iowa BioEnergy, LLC (a development stage company) as of October 31, 2006, and the related statements of operations, changes in members’ equity, and cash flows for the year ended October 31, 2006, and from the periods from inception (January 26, 2005) to October 31, 2006 and 2005 in the Pre-Effective Amendment No. 2 to the Rescission Offer of Southern Iowa BioEnergy, LLC dated on or about August 15, 2007 and to the reference to our Firm under the caption “Experts” in the Prospectus included therein.

/s/ Boulay, Heutmaker, Zibell & Co., P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
August 15, 2007